UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D
                              ------------

                Under the Securities Exchange Act of 1934*

                        CHEMI-TROL CHEMICAL COMPANY
- ---------------------------------------------------------------------
                             (Name of Issuer)

                      COMMON STOCK, without par value
- ---------------------------------------------------------------------
                      (Title of Class of Securities)

                                 163616105
              ----------------------------------------------
                              (CUSIP Number)

  William J. Hopke, Vice President and Treasurer, Dominion Capital, Inc.
     701 E. Byrd Street, Richmond, VA 23219 (804) 775-5700
- --------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                June 20, 1990
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement \ X \.
     A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


     CUSIP NO. 163616105


     1.	NAME OF REPORTING PERSON
     	S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     		Dominion Capital, Inc.
     		54-0348068
        --------------------------------------------------------------

     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)

                                                           (b) \ X \
        --------------------------------------------------------------

     3.	SEC USE ONLY
        --------------------------------------------------------------
     4.	SOURCE OF FUNDS*

     	    WC
        --------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        --------------------------------------------------------------
     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	Virginia
        --------------------------------------------------------------

     NUMBER OF     7.  SOLE VOTING POWER          150,000
     SHARES
     BENEFICIALLY  8.  SHARED VOTING POWER         - 0 -
     OWNED BY
     EACH          9.  SOLE DISPOSITIVE POWER      150,000
     REPORTING
     PERSON WITH  10.  SHARED DISPOSITIVE POWER   - 0 -

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	    150,000
          --------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*
          --------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     	    10.86%
          --------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON*
            C0
          --------------------------------------------------------------


     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

     CUSIP NO. 163616105

     1.	NAME OF REPORTING PERSON S.S. OR IRS
     	IDENTIFICATION NO. OF ABOVE PERSON

     		Dominion Resources, Inc.
     		54-1229715
        --------------------------------------------------------------


     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                           (b) \ X \
        --------------------------------------------------------------

     3.	SEC USE ONLY
        --------------------------------------------------------------

     4.	SOURCE OF FUNDS*  AF
        --------------------------------------------------------------

     5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              \   \
        --------------------------------------------------------------

     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	 Virginia
        --------------------------------------------------------------

     NUMBER OF     7.  SOLE VOTING POWER      - 0 -
     SHARES
     BENEFICIALLY  8.  SHARED VOTING POWER   150,000
     OWNED BY
     EACH          9.  SOLE DISPOSITIVE POWER  - 0 -
     REPORTING
     PERSON WITH  10.  SHARED DISPOSITIVE POWER   150,000

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	    - 0 -
         --------------------------------------------------------------

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        \ X \
         Pursuant to Rule 13d-4, Dominion Resources, Inc. disclaims beneficial ownership of the 150,000 shares held by its wholly-owned subsidiary, Dominion Capital, Inc.
         --------------------------------------------------------------

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     	     10.86%
         --------------------------------------------------------------

     14. TYPE OF REPORTING PERSON*
     	     CO
         --------------------------------------------------------------

     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D



          Item 1.  Security and Issuer
                   -------------------

                Common Stock, without par value ("Common Stock"), of Chemi-trol Chemical Co. ("Chemi-trol"), 2776 CR 69, Gibsonburg, Ohio 43431.

          Item 2.  Identity and Background
                   -----------------------

	  	This statement is filed by Dominion Capital, Inc. ("Capital"), a Virginia corporation and wholly-owned subsidiary of Dominion Resources, Inc., a Virginia corporation ("Resources"), and by Resources (Capital and Resources are sometimes collectively referred to herein as the "Reporting Persons"). The principal business and executive offices of Capital and Resources are located at 701 East Byrd Street, Richmond, Virginia 23219. Capital was formed in 1985 to provide investment management services and specialized financial advice to Resources and its other non-regulated subsidiaries. Resources is a holding company principally involved in the electric power business. It is also active in real estate and investment management businesses.

	  	The (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Capital and Resources are respectively set forth in Exhibits 2 and 3 hereto, which exhibits are incorporated by reference herein. To the best knowledge of the Reporting Persons, each such executive officer and director is a citizen of the United States.

	  	During the last five years, neither Reporting Person nor, to the best knowledge of such persons, any executive officer or director of either Reporting Person, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration
                   --------------------------------------------------

                The shares referred to in Item 5(a) below were purchased for an aggregate cash consideration of $1,865,058.30. The source of such funds was the working capital of Capital.

	  Item 4.  Purpose of Transaction
                   ----------------------

                The shares referred to in Item 5(a) below were acquired by Capital for investment purposes. Capital may purchase additional shares of Common Stock of Chemi-trol from time to time, either in the open market or in privately negotiated transactions. Any decision by Capital to increase its holdings in Common Stock of Chemi-trol will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Chemi-trol, other business and investment alternatives of Capital and general economic and market conditions. At any time, Capital may determine to dispose of some or all of its holdings of Common Stock of Chemi-trol depending on those and other considerations.

	  	Capital has no immediate intention to influence or direct Chemi-trol's affairs, modify its corporate structure or interfere with the business decision of its management. Capital may, however, determine to seek representation on Chemi-trol's Board of Directors. In addition, Capital anticipates discussing with management of Chemi-trol ways to enhance shareholder value. At present, Capital does not know how such discussions will affect Chemi-trol's course of conduct with respect to its investment in Chemi-trol.

	  	Except as set forth above, neither Reporting person nor, to the best knowledge of such persons, any executive officer or director of either Reporting Person, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Chemi-trol or the disposition of securities of Chemi-trol; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Chemi-trol or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Chemi-trol or any of its subsidiaries; (d) any change in the present board of directors or management of Chemi-trol, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Chemi-trol; (f) any other material change in Chemi-trol's business or corporate structure; (g) changes in Chemi-trol's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Chemi-trol by any person;
	  (h) causing a class of securities of Chemi-trol to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Chemi-trol to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

          Item 5.  Interest in Securities of Issuer
                   --------------------------------

                (a) 150,000 shares of Common Stock are owned directly by Capital, constituting 10.86% of such shares outstanding (based upon the 1,381,029 shares reported to be outstanding in Chemi-trol's most recent annual report on Form 10-K). Resources may be deemed to be in the indirect beneficial owner of such shares; Resources disclaims such beneficial ownership pursuant to Rule 13d-4.

                (b) Capital holds sole voting and dispositive power with respect to the 150,000 shares of Common Stock listed in Item 5(a). Resources may be deemed to shafe such voting and dispositive power, but disclaims any such relationship pursuant to rule 13d-4.

                (c) The Reporting Persons have effected the following transactions in Common Stock of Chemi-trol: (i) on May 9, 1990, Capital purchased 1,000 shares at $10.25 per share on the open market; (ii) on May 17, 1990, Capital purchased 1,000 shares at $11.50 per share on the open market; (iii) on May 24, 1990, Capital purchased 23,000 shares at $12.25 per share on the open market; (iv) on May 30, 1990, Capital purchased 5,000 shares at $12.125 per share and 3,000 shares at $12.187 per share on the open market; (v) on June 1, 1990, Capital purchased 8,000 at $12.125 per share on the open market; and (vi) on June 20, 1990, Capital purchased 109,000 shares at $12.5447 per share on the open market.

	  	(d)	Not applicable.

	  	(e)	Not applicable.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                   --------------------------------------------------------
                   With Respect to Securities of the Issuer
                   ----------------------------------------

	  	Neither of the Reporting Persons nor, to the best knowledge of such persons, any of the executive officers or directors of the Reporting Persons, is party to any contract, arrangement, understanding or relationship with any person with respect to any securities of Chemi-trol.

          Item 7.  Materials to be Filed as Exihibits
                   ----------------------------------

          	Exhibit 1 -- Agreement of Capital and Resources pursuant
	  				to Rule 13d-1(f)

	  	Exhibit 2 -- Directors and Executive Officers of Capital

	  	Exhibit 3 -- Directors and Executive Officers of Resources

                                       Signatures
                                       ----------

	  	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                DOMINION CAPITAL, L.L.C.



	  September 11, 1990			By: /s/ William J. Hopke
                                                   ----------------------------
                                                   William J. Hopke
                                                   Vice President and Treasurer


                                                DOMINION RESOURCES, INC.



	  September 11, 1990			By: /s/ O.J. Peterson, III
                                                   ----------------------------
                                                   O. J. Peterson, III
                                                   Senior Vice President
                                                   and Chief Financial Officer